May 22, 2013

Tom Kluck

Branch Chief

Division of Corporation Finance

Re:

Response to comment letter dated February 22, 2013

China Xibolun Technology Holdings Corporation

Form 10-K for the fiscal year ended April 30, 2012

Filed July 25, 2012

File No. 000-54539

Item 7.

Management's Discussion and Analysis or Plan of Operation

Plan of Operations, page 22

1.

In future Exchange Act periodic reports, please specifically discuss the steps you have taken to implement your business plan. If no steps have been taken, please affirmatively state.

Response:  In future Exchange Act periodic reports, we will specifically discuss the steps we have taken to implement our business plan or we will affirmatively state that no steps have been taken.

2.

Please revise your disclosure in this section in future Exchange Act periodic reports to describe in greater detail the company’s plan of operation for the next fiscal year. Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Also, explain how the company intends to meet each of the milestones if it cannot receive funding.

Response:  In future filings, we will revise our disclosure in this section to describe in greater detail the company’s plan of operation for the next fiscal year.   We will provide details of our specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding.   We will explain how the company intends to meet each of the milestones if it cannot receive funding.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Xibolun Technology Holdings Corporation (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via electronic mail: chinyk@163.com, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604, manbylaw@gmail.com.

Truly yours

   /s/ Chin Yung Kong

_________________________

        Chin Yung Kong

Chief Executive Officer

Chief Financial Officer

China Xibolun Technology Holdings Corporation